January 18, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
Attn: Ms. Kristin Shifflett

RE:           Responses to Comments Submitted May 19, 2005
                 Adams Golf, Inc.
                Annual Report on Form 10-K for the year ended December 31, 2004
                File No. 000-24583

Gentlemen and Ladies:

The following are the responses of Adams Golf, Inc. (the "Company") to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff's correspondence dated May 19, 2005.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
  Critical Accounting Policies and Estimates, page 15

  Comment: We note your section on critical accounting policies. However, it appears that your discussion is a mere repetition of disclosure from Note 1 to your financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions.

  Response: In future filings, the Company will enhance our existing disclosures in the Critical Accounting Policies and Estimates section to include language similar to the following:
  "Accounting for inventories could result in material adjustments if market conditions and future demand estimates are significantly different than original assumptions, causing the reserve for obsolescence to be materially adversely affected."
  "Accounting for allowance for doubtful accounts could be significantly affected as a result of a deviation in the Company's assessment of any one or more of its customers' financial strength. While only one of our current customers represents over 10% of our sales, if a combination of customers were to become financially impaired, our financial results could be severely affected."
  "Accounting for product warranty reserve could be adversely affected if one or more of the Company's products were to fail (i.e. broken shaft, broken head, etc.) to a significant degree above and beyond our historical product failure rates, which determine our product warranty accruals."

  Results of Operations, page 17

  Comment: In your analysis of the operating results between periods, your explanations focus on changes between years within each product class (drivers, irons, fairway woods). We believe that this section could benefit from an analysis of shifts in the product mix that comprises sales for each year. In addition, you refer to maturing product lines. Some consideration should be given to adding a discussion on the life cycle of each product or product class, and how the life cycle is expected to impact sales in future periods.

  Response: In future filings, the Company will disclose additional information that product life cycles generally range from one to three years and each individual product family varies in its life cycle as there are multiple factors influencing the life, such as, but not limited to, customer acceptances, competition and technology. We will also add information about the top brands within product families as they shift from period to period, for example "in the prior period irons sales were dominated by sales of the Original Idea iron sets, while in the current period iron sales primarily result from sales of our new Idea A2 and A2 OS iron sets."

  Results of Operations, page 17

  Comment: In your discussions of general and administrative expenses and accounts receivable balances on page 18, you refer to the significant increase in bad debt reserves recorded in fiscal 2004. You attribute that increase to "the risk of uncertainty in collectability of unfavorable accounts." Supplementally and in future filings, please expand your disclosure to explain the reasons for this apparent increase in risk. For example, is it attributable to a change in your credit policy, the use of extended payment terms or some other factor?

  Response: In future filings, the Company will expand our disclosure to include that our methodology of evaluating the bad debt reserve involves both overall and specific identification. We will include language similar to the following: "The Company reviews each customer and measures various key aspects of the customer's credit worthiness such as, but not limited to, their overall credit risk, i.e. Dun and Bradstreet reports, payment history, track record for meeting payment plans, industry communications, the portion of their balance that is past due and other various items. From an overall perspective, the Company also looks at the aging of the receivables in total and aging relative to prior periods to determine the necessary reserve requirements and then makes adjustments accordingly. Periods fluctuate depending on the strength of the customers, and the change in mix of customers and their respective strength could affect the reserve disproportionately compared to the total change in the Accounts Receivable balance."

  Consolidated Financial Statements

  Report of the Independent Registered Public Accounting Firm, page F-3

  Comment: PCAOB Audit Standard 1 requires the audit report to state that the audit was conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." The standard is effective for reports issued or reissued on or after May 24, 2004. As the report of KPMG has been reissued for purposes of these consolidated financial statements, it appears that this report should be revised to comply with the new standard. Please amend your document to include the revised report or advise.

  Response: The Company will request that KPMG issue their Audit opinion to the 2004 Form 10-K with the correct language. The necessity to require this of KPMG will become obsolete after the 2005 Annual Report on Form 10-K because the 2004 and 2005 10-K are the only filings that will require KPMG's opinion.

  Note (1) Summary of Significant Accounting Policies (h) Advertising Costs, page F-10

  Comment: We note your disclosure that advertising costs, included in selling and marketing expenses, other than direct commercial costs, are expensed as incurred. However, the treatment for direct commercial costs is unclear. Please expand your disclosure to explain the accounting for direct commercial costs, if different from other advertising costs as indicated. Please refer to SOP 93-7. In addition, supplementally describe the specific nature of these costs and explain your related accounting policies.

  Response: In future filings, the Company will enhance the disclosure regarding advertising costs, and will include language similar to the following: "Advertising costs other than direct commercial costs are expensed as incurred, and are included in selling and marketing expenses on the accompanying consolidated statements of operations. Direct commercial costs, which are costs associated with creative talent related to the making of a commercial, are expensed in the period that the commercial is aired or expensed at the time it is determined that the commercial will not be airing. Direct commercial costs are also included in selling and marketing expenses on the accompanying consolidated statements of operations. Advertising costs, other than direct commercial costs, totaled approximately..."

  Note (1) Summary of Significant Accounting Policies (t) Classification of Promotional and Advertising Costs, page F-14

  Comment: We note that you engage in various promotional and advertising programs, including co-op advertising and "spiff incentives." Supplementally and in detail describe the nature and contractual terms of each individually significant program and explain your method of accounting for each. In addition, please provide us with schedules of activity in your restated reserve accounts for each of the periods which incomes statements have been presented. We may have further comment upon review of your response.

  Response: In future filings, the Company will disclose a more detailed explanation of co-op advertising and spiff incentives, which will include language similar to the following: "Co-op advertising is typically a discount offered to a customer based on a percentage of the revenue generated by that customer, and is paid on a quarterly or annual basis once the net revenue for that customer is determined. Spiff incentives are funds paid to our customer upon its sales of our product to the end consumer, and are paid on a monthly or quarterly lag, based on the number of units sold times a predetermined amount per unit. Monthly accruals are made for both programs based on net revenue and units shipped. Payments to customers are made depending on the terms of the program." See the attached Exhibit A for a detailed sampling of our customers on the co-op and spiff incentive programs.

  Note (8) Professional Services Agreement and Settlement Expense, page F-17

  Comment: In the description of your agreement with Mr. Faldo, you make reference to a contingency payment based on certain future financial performance thresholds. Please tell us, supplementally, the periods for which financial performance will be measured, and whether any part of this contingency has already been earned or is likely to be earned. If necessary, please revise your disclosure to discuss your conclusion with respect to this contingency in accordance with SFAS No. 5.

  Response  : In future filings, the Company will disclose that Mr. Faldo's contract included requirements of playing a certain number of sanctioned events on the PGA Tour and keeping his PGA credentials, and that Mr. Faldo did not satisfy these requirements. In our opinion, the Company is no longer liable to Mr. Faldo for future payments under this contract. In fact, in our Form 10-Q filing for the quarter and nine months ended 9/30/05, we reversed all accruals related to this transaction and consider this contingent liability to have expired. Please refer to exhibit 10.5 "Settlement Agreement between Mr. Faldo and Adams Golf" filed with our Form 10-Q for the quarter and nine months ended 9/30/01 for specifics of the original agreement.

  Note (9) Commitments and Contingencies, page F-18

  Comment: We note your disclosure regarding the class action lawsuit that was brought against you, originating in June 1999. Please revise your disclosure to include the likelihood of an adverse outcome, as well as the estimate loss, or range of loss, if one can be made, in accordance with SFAS 5.

  Response  : In future filings, the Company will enhance our current disclosure with language similar to the following: "The Company maintains directors' and officers' and corporate liability insurance to cover certain risks associated with securities claims filed against the Company or its directors and officers. The Company has paid the financial deductible of its directors' and officers' insurance policy for the time period covering the filing of the class action lawsuit. At this point in the legal proceedings, the Company can not predict with certainty, per the guidance in SFAS 5, that the events will conclude in the Company's favor and thus cannot reasonably estimate any future liability."

  Note (13) Stockholders' Equity, page F-23

Comment: We noted your tabular disclosure on the range of exercise prices for outstanding options. We recommend that you give consideration to the guidance in paragraph 48 of SFAS No. 123, which suggests a difference of 150% between the low exercise price and the high exercise in the range, by showing option price exercise ranges that are meaningful for assessing the cash that may be received as a result of options being exercised. Please revise your table so that each range of exercise prices is reflected accordingly.

Response: In future filings, the Company will further break down the tabular presentation of the exercisable options into three or more ranges so that the table reflects ranges that are more meaningful in assessing the cash that may be received as a result of the exercise of outstanding options.

In addition, the Company acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any follow up commentary regarding the Company's responses to the comments listed above, please provide additional correspondence to the undersigned at your earliest convenience.

                                                                                                                                                                                             Sincerely,
                                                                                                                                                                                             Adams Golf, Inc.

By: /S/ Eric T. Logan
Eric T. Logan
             Chief Financial Officer

Exhibit A

*********** ********** *********

Information withheld per a request under Rule 83 for confidential treatment.
Confidential treatment has been requested by Adams Golf, Inc. Confidential portions of this document have been redacted and separately filed with the Securities Exchange Commission.